UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Homer City Generation, L.P.

(Name of Applicant)

c/o GE Energy Financial Services, Inc.

800 Long Ridge Road

Stamford, CT 06927

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8.137% Senior Secured Notes due 2019	$181.514 million aggregate principal amount plus amounts paid-in-kind
8.734% Senior Secured Notes due 2026	$487.490 million aggregate principal amount plus amounts paid-in-kind

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan of Reorganization.

Name and address of agent for service:	With a copy to:
Lewis Zirogiannis, Esq. c/o GE Energy Financial Services, Inc. 800 Long Ridge Road Stamford, CT 06927 (203) 357-3376	Debra Dandeneau, Esq. Jennifer Bensch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1. General Information.

(a)	Homer City Generation, L.P. (the “Company”) is a limited partnership.

(b)	The Company was organized under the laws of the State of Delaware.

2. Securities Act Exemption Applicable.

Each of the 8.137% Senior Secured Notes due 2019 (the “New 2019 Notes”) and the 8.734% Senior Secured Notes due 2026 (the “New 2026 Notes” and together with the 2019 Notes, the “New Notes”) of the Company, to be issued under the indenture to be qualified hereby (the “Indenture”), will be offered to holders of 8.137% Senior Secured Notes Due 2019 (the “Old 2019 Notes”) and holders of the 8.734% Senior Secured Notes due 2026 (the “Old 2026 Notes” and together with the Old 2019 Notes, the “Old Notes”) issued by Homer City Funding LLC (“the Debtor”), pursuant to the terms of the Debtor’s Plan of Reorganization (the “Plan of Reorganization”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Plan of Reorganization will become effective on the date on which all conditions to consummation of the Plan of Reorganization have been satisfied or waived (the “Effective Date”). The New 2019 Notes are being offered in exchange for all outstanding Old 2019 Notes at the exchange ratio of $1,043.183908 principal amount of the New 2019 Notes for each $1,000 principal amount of the Old 2019 Notes, and the New 2026 Notes are being offered in exchange for all outstanding Old 2026 Notes at the exchange ratio of $1,046.169760 principal amount of the New 2026 Notes for each $1,000 principal amount of the Old 2026 Notes. The terms of the Plan of Reorganization are contained in the Disclosure Statement dated October 3, 2012, attached hereto as Exhibit T3E.1.

The issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the New Notes to the holders of the Old Notes will satisfy the aforementioned requirements. To the extent that the solicitation constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Company is also relying upon the exemption from Securities Act registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

AFFILIATIONS

3. Affiliates.

The following is a list of affiliates of the Applicant as of the date of this Application for Qualification and as of the Effective Date of the Plan of Reorganization.

Company Name	Jurisdiction of Formation	Owner	Percentage
Homer City Generation, L.P.[1]	Delaware	EFS HC GP, LLC	<1%
EFS HC GP, LLC	Delaware	EFS-N LLC	100%
EFS Homer City, LLC	Delaware	EFS-N LLC	100%
EFS-N LLC	Delaware	Aircraft Services Corporation	100%
Aircraft Services Corporation	Nevada	General Electric Capital Corporation	48%
		GE Structured Finance, Inc.	52%
GE Structured Finance, Inc.	Delaware	General Electric Capital Corporation	100%
General Electric Capital Corporation	Delaware	General Electric Company	100%
General Electric Company	New York	Public Investors

Certain directors and officers of the Applicant may be deemed to be “affiliates” of the Applicant by virtue of their positions with the Applicant. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicant by virtue of their anticipated holdings of voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following table lists the names and offices held by all executive officers of EFS-N LLC’s sole member, Aircraft Services Corporation, as of the Effective Date. EFS-N LLC is the managing member of EFS HC GP, LLC, the general partner of the Applicant. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o GE Energy Financial Services, Inc., 800 Long Ridge Road, Stamford, CT 06927.

Name	Office
J. Alex Urquhart, Jr.	President
Ana Chadwick	Vice President-Finance, Treasurer
Cristopher Matteson	Vice President
Mark Mellana	Vice President
Brian Ward	Vice President
Paul Halas	Secretary

[1]

EFS HC GP, LLC is the General Partner of the Applicant and has the exclusive right, power and authority on behalf and in the name of the Applicant to carry out any and all objects and purposes of the Applicant and to perform all acts in the furtherance thereof, subject to certain limited consent rights of the limited partners.

5. Principal Owners of Voting Securities.

(a) The following table sets forth, as of the Effective Date of the Plan of Reorganization, certain information regarding each person known by the Applicant to beneficially own 10 percent or more of the respective voting securities of the Applicant. The mailing address for each of the beneficial owners is listed below.

Beneficial Owner	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
EFS Homer City, LLC c/o GE Energy Financial Services, Inc. 800 Long Ridge Road Stamford, CT 06927 (203) 961-5223	Limited Partnership Interests		90%
Metropolitan Life Insurance Company[2] One Madison Avenue New York, NY 10010 (212) 758-5914	Limited Partnership Interests		10%

UNDERWRITERS

6. Underwriters.

(a) Within three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant that are currently outstanding on the date of this application.

(b) There is no proposed principal underwriter for the New Notes that are to be offered in connection with the Indenture that is to be qualified under this application.

CAPITAL SECURITIES

7. Capitalization.

(a) The following table sets forth certain information with respect to each authorized class of securities of the Applicant to be outstanding as of the date of the filing of this application.

Title of Class	Amount Authorized	Amount Outstanding
Partnership Interests	100%	100%
New 2019 Notes (1)	0	0
New 2026 Notes (1)	0	0

(1)	The New 2019 Notes and the New 2026 Notes to be issued by the Applicant will not be authorized and issued until the Effective Date. An aggregate of $181,514,000 of New 2019 Notes will be issued to holders of the Old 2019 Notes at an exchange ratio of $1,043.183908 principal amount of the New 2019 Notes for each $1,000 principal amount of the Old 2019 Notes. An aggregate of $487,490,000 of New 2026 Notes will be issued to holders of the Old 2026 Notes at an exchange ratio of $1,046.169760 principal amount of the New 2026 Notes for $1,000 principal amount of the Old 2026 Notes.

[2]

Metropolitan Life Insurance Company currently owns 10% of the limited partnership interests of the Applicant, however, its ownership interest may in the future decline as a result of additional contributions by EFS Homer City, LLC.

(b) The General Partner of the Applicant has the exclusive right, power and authority on behalf and in the name of the Applicant to carry out any and all objects and purposes of the Applicant and to perform all acts in furtherance thereof.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be issued under the Indenture, the form of which is attached hereto as Exhibit T3C.1. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 (the “TIA”). Holders of the New Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of the New Notes are not described in this analysis. Capitalized terms defined in the Indenture and used (but not otherwise defined) in this section are used in this section as so defined.

(a) Events of Default; Withholding of Notice

Each of the following constitutes an “Event of Default” with respect to the New Notes:

(a) failure to make the payment of any interest on the New Notes when the same becomes due and payable, and such failure continues for a period of five (5) days;

(b) failure to make the payment of any principal of, or premium, if any, on, any of the New Notes when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

(c) failure to comply with any other covenant or agreement in this Indenture or the Notes (other than a failure that is the subject of the foregoing clause (a) or (b)), and such failure continues uncured for a period of thirty (30) days after written notice is given to the Company by the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding specifying the default, demanding that it be remedied and stating that such notice is a “Notice of Default”;

(d) a default under any Indebtedness by the Company or any Subsidiary that results in acceleration of the maturity of such Indebtedness, or failure to pay any such Indebtedness at maturity, in an aggregate amount greater than $5.0 million or its foreign currency equivalent at the time;

(e) any judgment or judgments for the payment of money in an aggregate amount in excess of $5.0 million (or its foreign currency equivalent at the time) that shall be rendered against the Company or any Subsidiary and that shall not be waived, satisfied or discharged for any period of 30 consecutive days during which a stay of enforcement shall not be in effect;

(f) the Company, any Significant Subsidiary or any group of Subsidiaries, that, when taken together, would constitute a Significant Subsidiary, the General Partner or the EPC Agreement Obligor pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary case or gives notice of intention to make a proposal under any Bankruptcy Law;

(ii) consents to the entry of an order for relief against it in an involuntary case or consents to its dissolution or winding up;

(iii) consents to the appointment of a receiver, interim receiver, receiver and manager, liquidator, trustee or custodian of it or for all or substantially all of its property;

(iv) makes a general assignment for the benefit of its creditors; or

(g) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company, any Significant Subsidiary or any group of Subsidiaries, that, when taken together, would constitute a Significant Subsidiary in an involuntary case; or

(ii) appoints a receiver, interim receiver, receiver and manager, liquidator, trustee or custodian of the Company, any Significant Subsidiary or any group of Subsidiaries, that, when taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company; or

(iii) orders the liquidation of the Company, any Significant Subsidiary or any group of Subsidiaries, that, when taken together, would constitute a Significant Subsidiary;

(iv) and such order or decree remains unstayed and in effect for 60 consecutive days;

(h) (i) any security interest purported to be created by any Notes Security Document with respect to any Collateral, individually or in the aggregate, having a fair market value in excess of $10.0 million, shall cease to be a valid, binding and enforceable, perfected security interest in the securities, assets or properties covered thereby or (ii) the Company or any Subsidiary shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Subsidiary, the Company fails to cause such Subsidiary to rescind assertions within 30 days of such assertions; except, in the case of each of (i) and (ii), to the extent that any such loss of perfection results from the failure of the Trustee or Collateral Agent to maintain possession of certificates actually delivered to it representing securities pledged under the Notes Security Documents;

(i) (i) the failure by the Company or any Subsidiary party thereto to comply with its other agreements contained in the Notes Security Documents for a period of 60 days after receipt of a Notice of Default;

(j) the occurrence of a payment default under the EPC Agreement, the termination of the EPC Agreement or delivery of a notice of intended termination of the EPC Agreement, in any case, at any time before the Project Cost Threshold has been reached, provided that if such termination is the result of a change in Environmental Laws following which the Facilities are operating and are reasonably projected to operate in the future at or above the Operating Threshold and in material compliance with Environmental Laws, then no Default or Event of Default shall be deemed to have occurred thereunder;

(k) (i) the Guarantee of the New Notes by a Significant Subsidiary ceases to be in full force and effect or (ii) any such Guarantor denies or disaffirms in writing its obligations under the Indenture or any such Guarantee (except, in the case of each of (i) and (ii), as contemplated by the terms thereof or by the Indenture) and such Default continues for a period of ten (10) days, and

(l) the occurrence of a Change of Control, other than an Exempted Change of Control Transaction.

If any Event of Default occurs and is continuing (other than an Event of Default specified in Section clause (f) or (g) above), the Trustee may, and upon written direction of the Holders of at least 25% in principal amount of the then outstanding New Notes shall, declare, by notice in writing to the Company specifying the respective Event of Default and that such notice is a notice of acceleration (the “Acceleration Notice”), the principal of all of the New Notes, together with all accrued and unpaid interest, if any, and the Redemption Premium applicable as of such time to be due and payable immediately. In the case of an Event of Default arising under clause (f) or (g) above, all outstanding New Notes shall be due and payable immediately without further action or notice (including an Acceleration Notice). Holders may not enforce the Indenture or the New Notes except as provided in the Indenture. The Trustee may withhold from Holders of the New Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their best interest. The Holders of a majority in aggregate principal amount of the then outstanding New Notes by notice to the Trustee may on behalf of the Holders of all of the New Notes rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived.

As of the time of any acceleration of the New Notes, the Redemption Premium applicable as of such time shall be due and payable, regardless of whether the New Notes are actually called for redemption (which Redemption Premium is stipulated and agreed to constitute liquidated damages for the Holders for the loss of their investment opportunity and not a penalty), except with respect to any acceleration of the New Notes resulting from:

(i) a failure by the Company or any of its Subsidiaries to comply with any covenant or agreement in the Indenture or the New Notes that may be amended or supplemented with the consent of the Holders of a majority in aggregate principal amount of the New Notes then outstanding, voting as a single class, other than those covenants and agreements set forth in (A) the Incurrence of Additional Indebtedness Section, the Guarantees and Contingent Obligations Section, the Limitations on Restricted Payments Section, the EPC Agreement Section and the Merger, Consolidation and Sale of Assets Section of the Indenture, or (B) the Reports Section, the Liens Section, the Asset Sales Section, the Affiliate Transactions Section, the Business Activities Section, the Regulatory Status Section, the Working Capital Facility Section or the Impairment of Security Interest Section, to the extent such failure to comply resulted from intentional breach, bad faith or willful misconduct of the Company or such Subsidiary and such failure continues uncured for a period of sixty (60) days after receipt of a Notice of Default,

(ii) an Event of Default described in clauses (a) or (b) above or a failure by the Company or any of its Subsidiaries to comply with any covenant or agreement in the Indenture or the New Notes not covered by the preceding clause (1) above, if (A) such default occurs at such time as $75 million of the Working Capital Facility has been advanced and remains outstanding (including in the form of undrawn letters of credit) and the Company has a cash balance of less than $50 million (excluding any amounts reserved for Debt Service Obligations), (B) such default may not reasonably have been avoided through the Company’s exercise of its option to pay PIK Interest, and (C) no less than $325 million in reasonable and documented costs and expenses, including without limitation, any cancellation charges, shall have been incurred and paid by General Electric Capital Corporation or any Affiliate thereof or by the EPC Agreement Obligor in connection with the installation of the Equipment (including all such reasonable and documented costs and expenses arising in connection with the BOP Agreements) (such amount being the “Project Cost Threshold”), or

(iii) a voluntary or involuntary filing for bankruptcy protection by or against any entity comprising the Company as a result of the Company’s inability to pay its trade payables as they become due at any time after Substantial Completion for both Unit 1 and Unit 2 of the Facilities has occurred if such filing occurs at such time as $75 million of the Working Capital Facility has been advanced and remains outstanding (including in the form of undrawn letters of credit) and the Company has a cash balance of less than $50 million (excluding any amounts reserved for Debt Service Obligations).

(b) Authentication and Delivery of the New Notes; Application of Proceeds

The New 2019 Notes and the New 2026 Notes and the Trustee’s certificate of authentication thereon, shall be substantially in the forms included in Exhibits A-1 and A-2 of the Indenture, respectively, which are incorporated in and expressly made part of the Indenture. The New Notes may have notations, legends or endorsements required by law, exchange rule or usage in addition to those set forth on Exhibits A-1 and A-2 of the Indenture. Each New Note shall be dated the date of its authentication. The New Notes shall be in denominations of $100,000 and integral multiples of $1,000 in excess thereof (or, if a PIK Note, in denominations of $1.00 and integral multiples of $1.00 in excess thereof), subject to the issuance of PIK Interest pursuant to paragraph 1 of the form of New Notes set forth in Exhibits A-1 and A-2 of the Indenture, in which case PIK Notes may be issued in an aggregate principal amount equal to the amount of PIK Interest paid by the Company for the applicable period, rounded up to the nearest whole dollar. The New 2019 Notes will be limited to a maximum aggregate principal amount of $181,514,000; provided, however, that the Company may, at its option, without the consent of the Holders of the New 2019 Notes (and without regard to any restrictions set forth in the Incurrence of Additional Indebtedness Section of the Indenture), issue PIK Notes to pay PIK Interest on the New 2019 Notes by issuing additional New 2019 Notes under the Indenture on the same terms and conditions as the New 2019 Notes issued on the Issue Date. The New 2026 Notes will be limited to a maximum aggregate principal amount of $487,490,000; provided, however, that the Company may, at its option, without the consent of the Holders of the New 2026 Notes (and without regard to any restrictions set forth in the Incurrence of Additional Indebtedness Section of the Indenture), issue PIK Notes to pay PIK Interest on the New 2026 Notes by issuing additional New 2026 Notes under the Indenture on the same terms and conditions as the New 2026 Notes issued on the Issue Date.

The terms and provisions contained in the New Notes shall constitute a part of the Indenture and the Company and the Trustee, by their execution and delivery of the Indenture, expressly agree to such terms and provisions and to be bound thereby. To the extent any provision of any New Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

One Officer shall execute the New Notes on behalf of the Company by manual or facsimile signature. If an Officer whose signature is on a New Note no longer holds that office at the time a New Note is authenticated by the Trustee, the Note shall nevertheless be valid. A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Note has been duly authenticated and delivered under the Indenture. The Trustee shall, upon a written order of the Company signed by two Officers, authenticate New Notes, or PIK Notes as a result of PIK Payment for an aggregate principal amount specified in such order for such New Notes or PIK Notes issued under the Indenture. The Trustee may appoint (at the expense of the Company) an authenticating agent acceptable to the Company to authenticate New Notes. Unless otherwise provided in such appointment, an authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent shall have the same rights as the Trustee to deal with Holders, the Company or an Affiliate of the Company.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for the Old Notes in connection with the restructuring of the Debtor. No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the New Notes.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

In connection with the Debtor’s restructuring and the issuance of the New Notes, the Company, the Trustee and the Collateral Agent will enter into a security agreement. The following is a summary of the collateral release provisions of the Indenture:

Subject to clauses (1) and (2) below, Collateral may be released from the Lien and security interest created by the Notes Security Documents at any time or from time to time in accordance with the provisions of the Notes Security Documents and the Indenture. The Trustee or Collateral Agent, as applicable, shall release any Lien against any Collateral that is sold, transferred, conveyed or otherwise disposed of pursuant to a transaction permitted under the Indenture and the Notes Security Documents. Upon the written request of the Company, the Trustee or Collateral Agent, as applicable, shall promptly execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Notes Security Documents, subject to the following:

(1) At any time when a Default or Event of Default has occurred and is continuing and the maturity of the New Notes has been accelerated (whether by declaration or otherwise) and the Trustee (if not then the Collateral Agent) has delivered a notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Indenture or the Notes Security Documents will be effective as against the Holders, except as otherwise provided in the Intercreditor Agreement.

(2) The release of any Collateral from the terms of the Indenture and the Security Agreement will not be deemed to impair the security under the Indenture in contravention of the provisions of the Indenture if and to the extent the Collateral is released pursuant to the terms of the Security Agreement and the Indenture. To the extent applicable, the Company will cause TIA Section 313(b), relating to reports, and TIA Section 314(d), relating to the release of property or securities from the Lien and security interest of the Security Agreement and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of the Security Agreement, to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Company except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected or approved by the Trustee and the Collateral Agent in the exercise of reasonable care.

The Company will furnish to the Trustee or the Collateral Agent, as applicable, prior to each proposed release of Collateral pursuant to the Security Agreement:

(a) all documents required by TIA Section 314(d); and

(b) an Opinion of Counsel to the effect that such accompanying documents constitute all documents required by TIA Section 314(d).

The Trustee or the Collateral Agent, as applicable, may, to the extent permitted by the Indenture, accept as conclusive evidence of compliance with the foregoing provisions the appropriate statements contained in such documents and such Opinion of Counsel.

Upon the payment in full of all Obligations of the Company under the Indenture and the New Notes, or upon Legal Defeasance, the Trustee will, at the request of the Company, release the Liens pursuant to the Indenture and the Security Documents.

(d) Satisfaction and Discharge; Defeasance

The Company may, at the option of its Board of Directors evidenced by a resolution set forth in an Officers’ Certificate, at any time, elect to have either paragraph (1) or (2) below be applied to all outstanding New Notes upon compliance with the conditions set forth below and in Article 8 of the Indenture.

(1) The Company shall, subject to the satisfaction of the conditions set forth in the Indenture, be deemed to have been discharged from its obligations with respect to all outstanding New Notes on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”) and any Guarantor shall be released from all of its obligations under its Guarantee. For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding New Notes, which shall thereafter be deemed to be “outstanding” only for the purposes of the Deposited Cash and U.S. Government Securities to be Held in Trust; Other Miscellaneous Provisions Section of the Indenture and the other Sections of the Indenture referred to in (a) and (b) below, and to have satisfied all its other obligations under the New Notes and the Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged:

(a) the rights of Holders of Outstanding New Notes to receive solely from the trust fund described in the application of trust money section of the Indenture, and as more fully set forth in the Conditions to Legal or Covenant Defeasance Section of the Indenture, and as more fully set forth in such Section, payments in respect of the principal of, premium, if any, or interest on such New Notes when such payments are due,

(b) the Company’s obligations with respect to such New Notes under Article 2 (The Notes) and the Payment of Notes Section and Maintenance of Office or Agency Section of the Indenture,

(c) the rights, powers, trusts, duties and immunities of the Trustee and any Agent under the Indenture and the Company’s obligations in connection therewith and

(d) Article 8 (Legal Defeasance and Covenant Defeasance) of the Indenture.

If the Company exercises its Legal Defeasance option, subject to the satisfaction of the conditions set forth in the Indenture, payment of the New Notes may not be accelerated because of an Event of Default.

Subject to compliance with the provisions of Article 8 (Legal Defeasance and Covenant Defeasance) of the Indenture, the Company may exercise its Legal Defeasance option notwithstanding the prior exercise of its Covenant Defeasance option described in clause (2) below.

(2) The Company shall, subject to the satisfaction of the conditions set forth in the Indenture, be released from its obligations under the covenants contained in Sections 4.03, 4.04, 4.05, 4.08 through 4.16 and 4.18 through 4.33 of the Indenture, and the operation of Section 5.01, with respect to the outstanding New Notes on and after the date the conditions set forth in the Covenant Defeasance Section of the Indenture are satisfied (hereinafter, “Covenant Defeasance”) and any Guarantor shall be released from all of its obligations under its Guarantee with respect to such covenants in connection with such outstanding Notes and the New Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such New Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the Outstanding Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere in the Indenture to any such covenant or by reason of any reference in any such covenant to any other provision in the Indenture or in any other document and such omission to comply shall not constitute a Default or an Event of Default under the Events of Default Section of the Indenture, but, except as specified above, the remainder of the Indenture and such New Notes shall be unaffected thereby. If the Company exercises its Covenant Defeasance option, subject to the satisfaction of the conditions set forth in the Indenture, payment of the New Notes may not be accelerated because of an Event of Default specified in clauses (c) through (e) and (h) through (l) of the Events of Default Section of the Indenture.

The following shall be the conditions to the application of either clauses (1) or (2) above to the outstanding New Notes.

The Legal Defeasance or Covenant Defeasance may be exercised only if:

(a) the Company irrevocably deposits with the Trustee, in trust (the “defeasance trust”), for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination of cash in U.S. dollars and non-callable U.S. Government Securities, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal, premium, if any, and interest on the outstanding New Notes on the Stated Maturity or on the next redemption date, as the case may be, and the Company shall specify whether the New Notes are being defeased to maturity or to such particular redemption date;

(b) in the case of Legal Defeasance, the Company shall deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) subsequent to the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of Covenant Defeasance, the Company shall deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness, and in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any Subsidiary that is a Guarantor is a party or by which the Company or any Subsidiary that is a Guarantor is bound;

(f) the Company shall deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over other creditors of the Company with the intent of defeating, hindering, delaying or defrauding such other creditors; and

(g) the Company shall deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Indenture shall be discharged and shall cease to be of further effect, except as to surviving rights of registration of transfer or exchange of the New Notes, as to all New Notes issued under the Indenture, when either:

(i) all New Notes that have been previously authenticated and delivered (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has previously been deposited in trust or segregated and held in trust by the Company and is thereafter repaid to the Company or discharged from the trust) have been delivered to the Trustee for cancellation; or

(ii) (A) all New Notes that have not been previously delivered to the Trustee for cancellation, have become due and payable by their terms or have been called for redemption or will become due and payable within one year, including as a result of a redemption notice properly given pursuant to the Indenture, and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in such amounts as shall be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the New Notes not previously delivered to the Trustee for cancellation or redemption for principal, premium, if any, and interest on the New Notes to the date of deposit, in the case of New Notes that have become due and payable, or to the Stated Maturity or redemption date, as the case may be; (B) the Company has paid all other sums payable by the Company with respect to the New Notes under the Indenture; (C) the Company has paid all other sums payable by the Company pursuant to Section 7.07 hereof; and (D) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the New Notes at Stated Maturity or on the redemption date, as the case may be.

in the case of either clause (i) or (ii):

(x) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound; and

(y) the Company shall have delivered to the Trustee an Officers’ Certificate and Opinion of Counsel stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been satisfied.

(e) Evidence as to Compliance with Conditions and Covenants

The Company and each Subsidiary (to the extent such Subsidiary is so required under the TIA) shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company and its Subsidiaries have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company and its Subsidiaries have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company and such Subsidiary, if applicable, is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, premium, if any, or interest on the New Notes is prohibited or if such event has occurred, a description of the event and what action the Company and such Subsidiary, if applicable, is taking or proposes to take with respect thereto.

The Company and each Subsidiary shall otherwise comply with TIA Section 314(a)(2).

The Company shall deliver to the Trustee and the Holders, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any Default, its status and what action the Company is taking or proposes to take with respect thereto.

Upon any request or application by the Company to the Trustee or the Collateral Agent, to take any action under any provision of the Indenture, the Notes or any Notes Security Document, the Company shall furnish to the Trustee or the Collateral Agent, as the case may be:

(a) an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 13.05 of the Indenture) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee or the Collateral Agent, as applicable, (which shall include the statements set forth in Section 13.05 of the Indenture) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been complied with.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture (other than a certificate provided pursuant to TIA Section 314(a)(4)) shall comply with the provisions of TIA Section 314(e) and shall include:

(a) a statement that the Person making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable such Person to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

With respect to matters of fact, an Opinion of Counsel may rely on an Officers’ Certificate, certificates of public officials or reports or opinions of experts.

9. Other Obligors.

Other than the Applicant, no other person is an obligor with respect to the New Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)	Pages numbered 1 to 15, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, as trustee, under the Indenture to be qualified.

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Certificate of Limited Partnership of Homer City Generation, L.P.*

Exhibit T3B.1	Amended and Restated Agreement of Limited Partnership of Homer City Generation, L.P.

Exhibit T3C.1	Form of Indenture between Homer City Generation, L.P. and The Bank of New York Mellon, as trustee and collateral agent.*

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Disclosure Statement relating to the Plan of Reorganization of Homer City Funding LLC, a Delaware limited liability company, dated October 3, 2012.[3]

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).*

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, as trustee under the Indenture to be qualified.*

*	Previously filed.

[3]	Incorporated herein by reference to the Current Report on Form 8-K filed by EME Homer City Generation L.P. on October 3, 2012.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Stamford and State of Connecticut, on the 11th day of December, 2012.

HOMER CITY GENERATION, L.P.

(SEAL)		By: EFS HC GP, LLC
Its General Partner

By: EFS-N LLC
Its Sole Member

By: AIRCRAFT SERVICES CORPORATION
Its Managing Member

	By:	/s/ Vimal Chauhan
Name: Vimal Chauhan
Title: Vice President

Attest:

/s/ Marybeth Crone
Name: Marybeth Crone
Title: Authorized Signatory